UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No 5)*

Micromet, Inc.

(Name of Issuer)

Common Stock, $0.00004 par value

(Title of Class of Securities)

13738Y107

(CUSIP Number)

Sharon Rose Alvarez-Masterton

c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK

+44 (0)1481 713843

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Sharon Rose Alvarez-Masterton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,170,852 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,170,852 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,170,852 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 13738Y107	13D	Page 3 of 6

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 5 to the statement on Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on January 23, 2008 (the “Original 13D”) as amended by Amendment No. 1 to the statement on Schedule 13D filed on August 12, 2009 (“Amendment No. 1”), Amendment No. 2 to the statement on Schedule 13D filed on September 10, 2009 (“Amendment No. 2”), Amendment No. 3 to the statement on Schedule 13D filed on September 17, 2009 (“Amendment No. 3”), Amendment No. 4 to the statement on Schedule 13D filed on September 25, 2009 (“Amendment No. 4” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 5, the “Schedule 13D”), and relates to the Common Stock, $.00004 par value (“Common Stock”) of Micromet, Inc. (the “Issuer”) having its principal executive office at 6707 Democracy Blvd. Suite 505, Bethesda, Maryland 20817.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background.

This statement is being filed by Sharon Rose Alvarez-Masterton (“Alvarez-Masterton”) (“Reporting Person”). The reported securities are owned directly by Omega Fund I, L.P. (“Omega I”) and Omega Fund III, L.P. (“Omega III”) (which may be collectively referred to herein as the “Funds”) as set forth below. Alvarez-Masterton is a director of each of (i) Omega Fund GP, Ltd. (“Omega GPLtd”), which is the general partner of Omega I, (ii) Omega Fund III G.P., Ltd. (“Omega III GPLtd”), which is the general partner of Omega Fund III GP, L.P. (“Omega III GPLP”), the general partner of Omega III, (iii) Omega Fund Management Limited (“Omega Management”), which is the sole shareholder of Omega GPLtd and Omega III GPLtd and (iv) Sigma Holding Limited (“Sigma”), which is the sole shareholder of Omega Management. Alvarez-Masterton disclaims beneficial ownership of the reported securities except to the extent of her pecuniary interest therein.

The address of the principal business office of the Reporting Person is c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK. The principal business of Alvarez-Masterton is to act as a director and provide administrative services to her client organizations. Alvarez-Masterton is a British citizen.

During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

As described in more detail in Item 5 below, Omega I sold in the aggregate 394,656 shares of Common Stock and Omega III sold in the aggregate 198,044 shares of Common Stock in a series of sales beginning on September 25, 2009 and ending on January 28, 2010. All of the sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Omega Fund Management Limited on June 10, 2009.

Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

CUSIP No. 13738Y107	13D	Page 4 of 6

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Omega I is the record owner of 2,232,905 shares of Common Stock (the “Omega I Shares”). As the sole general partner of Omega I, Omega GPLtd may be deemed to own the shares held of record by Omega I. Omega III is the record owner of 1,120,508 shares of Common Stock (the “Omega III Common Shares”) and a warrant to purchase up to an aggregate of 817,439 shares of Common Stock (the “Omega III Warrant Shares” and together with the Omega III Common Shares, the “Omega III Shares”). The warrant is currently exercisable. As the sole general partner of Omega III, Omega III GPLP may be deemed to own the shares held of record by Omega III. As the sole general partner of Omega III GPLP, Omega III GPLtd may be deemed to own the Omega III Shares. As Omega GPLtd’s and Omega III GPLtd’s sole general partner, Omega Management may be deemed to own the Omega I Shares and Omega III Shares. As Omega Management’s sole shareholder, Sigma may be deemed to own the Omega I Shares and Omega III Shares. As a director of Omega I GPLtd, Omega III GPLtd, Omega Management and Sigma, Alvarez-Masterton may also be deemed to own the Omega I Shares and Omega III Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person is set forth on Line 13 of the Reporting Person’s cover sheet. The percentage is calculated based upon 68,985,005 shares reported to be outstanding as of November 2, 2009, in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, which was filed on November 6, 2009.

The Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which the person owns of record.

(b)	Regarding the number of shares as to which the person has:

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(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Omega I sold 3,995 shares of Common Stock on September 25, 2009, 13,317 shares of Common Stock on September 28, 2009, 4,994 shares of Common Stock on September 29, 2009, 4,128 shares of Common Stock on September 30, 2009, 223,064 shares of Common Stock on January 25, 2010, 109,867 shares of Common Stock on January 26, 2010, 25,303 shares of Common Stock on January 27, 2010 and 9,988 shares of Common Stock on January 28, 2010. Omega III sold 2,005 shares of Common Stock on September 25, 2009, 6,683 shares of Common Stock on September 28, 2009, 2,506 shares of Common Stock on September 29, 2009, 2,072 shares of Common Stock on September 30, 2009, 111,936 shares of Common Stock on January 25, 2010, 55,133 shares of Common Stock on January 26, 2010, 12,697 shares of Common Stock on January 27, 2010 and 5,012 shares of Common Stock on January 28, 2010. All of the sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Omega Fund Management Limited on June 10, 2009.

Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Omega I Shares and Omega III Shares beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2010

/s/ Sharon Rose Alvarez-Masterton
Sharon Rose Alvarez-Masterton